# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Digital Turbine, Inc., CIK 0000317788
CUSIP: 25400W102
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 111 NUECES STREET, AUSTIN, Texas (TX), 78701
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001026710

## Reporting persons
- Granahan Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 3,270,779; shared voting power 0; sole dispositive power 3,494,200; shared dispositive power 0; aggregate amount beneficially owned 3,494,200 (2.9% of the class)

## Item 1. Issuer
Name of issuer: Digital Turbine, Inc.
Address of issuer's principal executive offices: 32 JOURNEY, ALISO VIEJO, CA, 92656

## Item 2. Person Filing
Name of person filing: Granahan Investment Management LLC
Address of principal business office or, if none, residence: Wyman Street, Suite 460, Waltham, MA 02451
Citizenship: State of Massachusetts

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3494200
Percent of class: 2.89
Sole power to vote or to direct the vote: 3270779
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3270779
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the Shares set forth in Item 4 are owned by various investment advisory clients of Granahan Investment Management LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares and/or its ability to vote such shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Granahan Investment Management LLC: /s/ Brian Granahan, Brian Granahan, Chief Compliance Officer (08/11/2026)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.